20010410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triple A Partners LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2032 Armacost Avenue
(No. and Street)

(City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren M. Wibbelsman 424-369-5143
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., #875 (Address) Los Angeles (City) CA (State) 90067 (Zip Code)

SEC Mail Processing
MAR 03 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Warren M. Wibbelsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triple A Partners LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Please See Attached Form For Notary

Dated 02/27/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February,

20 20 by Warren M. Wibbelsman,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

UPEKSHA THENNAKOON MUDIYANSELAGE
Notary Public - California
Los Angeles County
Commission # 2307839
My Comm. Expires Nov 1, 2023

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath Or Affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 01 Document Date -

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

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- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
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- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

Table of Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Triple A Partners, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Triple A Partners, LLC as of December 31, 2019, the related statement of income, statement of changes in members' equity , and statement of changes in financial condition for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Triple A Partners, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Triple A Partners, LLC's management. My responsibility is to express an opinion on Triple A Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Triple A Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information, consists of Schedules I, II & III, has been subjected to audit procedures performed in conjunction with the audit of Triple A Partners, LLC's financial statements. The supplemental information is the responsibility of Triple A Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Triple A Partners, LLC's auditor since 2014
Los Angeles, California
February 26, 2020

Triple A Partners LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	52,841
Deposits Paid		1,000
Total Assets	$	53,841

Liabilities and Members' Equity

Liabilities		
Accounts payable		3,663
Total Liabilities		3,663
Members' Equity		
Member's Equity		50,178
Total Members' Equity		50,178
Total Liabilities and Members' Equity	$	53,841

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Income
For the Year Ended December 31, 2019

Revenues		
Commission income	$	730,000
Reimbursed expenses		50,520
Total Revenues	$	780,520
Expenses		
Commission expense	$	253,300
Regulatory		9,841
Travel & Entertainment		49,577
Professional fees		26,700
Rent		13,800
Other expense		7,448
Total Operating Expenses	$	360,666
Income Before Tax Provision	$	419,854
Federal		--
State		6,072
Net Income	$	413,782

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

	Total
Balance, December 31, 2018	$ 33,896
Distribution	(397,500)
Net Income	413,782
Balance, December 31, 2019	$ 50,178

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net Income	$ 413,782
Changes in operating assets and liabilities:	
Decrease in accounts payable	(3,361)
Net cash provided by operating activities	410,421
Cash Flow from Investing Activities	
Due from Parent	800
Net cash provided by investing activities	800
Cash Flow from Financing Activities	
Distribution to Owner	$ (397,500)
Net cash increase for the year	$ 13,721
Cash: Beginning of the Year	39,120
Cash: End of the Year	$ 52,841

See Accompanying Notes to Financial Statement

Triple A Partners LLC
Notes to Financial Statements
December 31, 2019

Note 1 – Organization and Nature of Business

Triple A Partners LLC (the "Company") is a Delaware limited liability company formed in 2008. The Company is a wholly-owned subsidiary of Triple A Partners, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts as an introducer of private placements and hedge fund investments to its institutional clientele. The Company claims an exemption under Rule 15c3-3(k)(2)(i).

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Note 2 – Summary of Significant Accounting Policies

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue from Contracts with Customers

The Company provides its services under terms of placement agent agreements. Under such agreements the Company may receive a percentage of management fees and incentive fees earned by the investment manager on the accounts introduced by the Company to the investment manager. Such agreements may also outline a monthly base fee and variable payments based on performance of the Company per the agreement. Under an additional type of agreement, the Company receives a flat fee based on percentage of total dollars invested by the investor introduced by the Company to the investment manager or the hedge fund.

Marketing and consulting fee revenue is recorded as services are provided per the terms of the related agreements.

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation.

Summary of Significant Accounting Policies (continued)

Commission Expense

Commission expense is recorded when services are provided and related commission income and marketing and consulting fee revenue is recognized.

Accounting for Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2016.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3-Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

Fair Value Measurements on a Recurring Basis
As of December 31, 2019

Assets	**Level 1**	**Level 2**	**Level 3**
Cash	$ 52,841	$ 0	$ 0
Total	$ 52,841	$ 0	$ 0

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $49,178 which was $44,178 in excess of its required net capital of $5,000. The Company's aggregate indebtedness of $3,663 ratio to net capital was .07 to 1.

Note 5 – Commitments and Contingencies

The Company will account for all operating leases longer than one year per ASC 842. The Company will account for the right-of-use asset valued as to the initial amount of the lease liability plus any initial direct costs and lease payments made prior to the commencement date minus lease incentives.

Currently, the Company subleases its office premises on a month to month basis. Total rent expense under the sublease was $13,800 for the year ended December 31, 2019. The Company does not have any other leases and no leases longer than one year

Note 6 – Exemption from the SEC Rule 15c3-3

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

Note 7 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 26, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 8– SIPC Supplementary Report Requirement

During the year ended December 31, 2019, the company paid $1,171 in fees to SIPC.

Triple A Partners LLC
Schedule I -- Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2019

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 50,178
Nonallowable assets:	
Deposit paid	(1,000)
Net Capital	$ 49,178
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 244
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 44,178
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 48,812
Computation of Aggregate Indebtedness	
Total liabilities	$ 3,663
Percentage of aggregate indebtedness to net capital	7%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 51,528
Adjustments	(2,350)
Net capital audited	$ 49,178

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2019

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Triple A Partners LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2019

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Triple A Partners, LLC

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Triple A Partners, LLC and the SIPC, solely to assist you and SIPC in evaluating Triple A Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Triple A Partners, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Triple A Partners, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of Triple A Partners, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67484 FINRA Dec
Triple A Partners LLC
2032 Armacost Avenue
Los Angeles, CA 90025

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William A. Morgan

2. A. General Assessment (item 2e from page 2) $ 1,171

B. Less payment made with SIPC-6 filed (**exclude interest**) ((281))

11-27-2019
Date Paid

C. Less prior overpayment applied ((198))

D. Assessment balance due or (overpayment) 692

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 692

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 692

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Triple A Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 31 day of January, 20 20.

Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 780,520
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 780,520
2e. General Assessment @ .0015	$ 1,171
	(to page 1, line 2.A.)

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PBK-RP-6: Exemption Report Review—No Exceptions to Exemption Provisions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Triple A Partners, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Triple A Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Triple A Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (exemption provisions) and (2) Triple A Partners, LLC stated that Triple A Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Triple A Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triple A Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2020

Triple A Partners

Feb 12, 2020

Joseph Yafeh, CPA
11300 W. Olympic Blvd. Suite 875
Los Angeles, CA 90064

RE: SEC Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c-3-3(k), the Company conducts its business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triple A Partners LLC met the Section 240.15c3-3:(2)(i), exemption for the period Jan 1, 2019 through Dec 31 2019 without exception.

Sincerely,

Warren Wibbelsman, CEO Triple A Partners LLC